Exhibit 99.1

BROOKFIELD RENEWABLE PARTNERS L.P.

STATEMENT OF EXECUTIVE COMPENSATION

For the Fiscal Year Ended December 31, 2024

INTRODUCTION

This Statement of Executive Compensation is filed pursuant to Section 11.6 of National Instrument 51-102 – Continuous Disclosure Obligations under Canadian securities laws. Unless the context requires otherwise, capitalized terms used herein shall have the meaning given to them in Appendix A.

COMPENSATION

Our Management

Brookfield Renewable Partners L.P. (“BEP”) is managed by its general partner, Brookfield Renewable Partners Limited (the “Managing General Partner”) through a board of directors. The Managing General Partner does not have any executive officers or employees. Instead, management services are provided to BEP, Brookfield Renewable Energy L.P. (“BRELP”) and the Holding Entities by our Service Provider under the Master Services Agreement. The fees payable under the Master Services Agreement are set forth in our Annual Report under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”. In addition, Brookfield is entitled to receive incentive distributions from BRELP described in our Annual Report under Item 7.B “Related Party Transactions — Incentive Distributions”.

Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations under our Master Services Agreement. These individuals are not compensated by BEP or our Managing General Partner, instead they are and will continue to be compensated by Brookfield.

The individuals listed below as Chief Executive Officer and Chief Financial Officer of the Service Provider performed functions similar to those of a chief executive officer and chief financial officer for BEP and the other individuals are the three next most highly paid executive officers of the Service Provider providing management services to BEP for the year ended December 31, 2024 (collectively, our “Named Executive Officers” or “NEOs”):

Connor Teskey, Chief Executive Officer of the Service Provider;

Wyatt Hartley, Chief Financial Officer of the Service Provider;(a)

Julian Deschâtelets, Head of Capital Markets and Treasury of the Service Provider;

Jennifer Mazin, General Counsel of the Service Provider;(b) and

F. Mitchell Davidson, Chief Executive Officer, U.S. Operations.(c)

(a)	Wyatt Hartley currently serves as Co-President of the Service Provider.
(b)	Jennifer Mazin currently serves as Co-President and General Counsel of the Service Provider.
(c)	F. Mitchell Davidson currently serves as Managing Partner, Renewable Power & Transition of the Service Provider.

Under Canadian securities laws, we are required to disclose the following executive compensation information relating to the NEOs. The compensation philosophy of Brookfield, which determines the compensation of our senior management, and the compensation elements paid to them outlined below, are provided for full disclosure.

Compensation Philosophy of Brookfield

Brookfield determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs include base salary, annual management incentive plan awards (“Cash Bonus”) and participation in long-term incentive plans.

In order to create alignment of interests between Brookfield shareholders and management while minimizing management’s ability to benefit from taking risks that increase performance in the short-term at the expense of long-term value creation, executives receive a substantial portion of their compensation in awards under the long-term incentive plans which:

•	reinforces the focus on long-term value creation;

•	aligns the interests of executives with other shareholders; and

•	encourages management to follow a rigorous forward-looking risk assessment process when making business decisions.

Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans but a larger percentage of their total compensation is in the form of base salary and Cash Bonus awards in recognition of their personal needs and to be competitive within the asset management industry. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within Brookfield, they have the opportunity to reinvest their Cash Bonus into deferred share units under the DSUP (as defined below), or restricted shares under the Restricted Stock Plan (as defined below), thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that the management resources and compensation committee of Brookfield Corporation or the governance, nominating and compensation committee of Brookfield Asset Management, as applicable (the “Brookfield Compensation Committee”) grant additional discretionary awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These special awards are typically made as long-term incentive plan awards and assist Brookfield in retaining key employees who have the potential to add value to Brookfield over the longer term.

BEP has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by BEP.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the Cash Bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing Brookfield Renewable’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of Cash Bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and for making decisions and taking actions consistent with Brookfield’s long-term focus. These pertain, in part, to Brookfield Renewable’s performance, assessed in part by considering Funds From Operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management and governance practices.

The goal is to align management’s interests with those of Brookfield’s shareholders. This is achieved by basing the most significant portion of management’s rewards, and therefore the opportunity for personal wealth creation, on the value of the Class A Limited Voting Shares of Brookfield Corporation (“BN Class A Shares”) and/or the Class A Limited Voting Shares of Brookfield Asset Management (“Brookfield Asset Management Class A Shares” and, together with the BN Class A Shares, the “Brookfield Class A Shares”). Executives in dedicated fund management groups may have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, payments under such plans are directly related to the value created for the fund’s investors which will, in turn, benefit Brookfield. The purpose of these long-term incentive plans is to reinforce the focus on long-term value creation, align the interests of executives with other shareholders of Brookfield and encourage management to follow a rigorous, forward-looking risk assessment process when making business decisions. These compensation arrangements are intended to ensure that Brookfield is able to attract and retain highly qualified executives. Total compensation is competitive with our peers and enables us to attract new executives while the vesting of awards encourages executives to remain with Brookfield.

Brookfield has four forms of long-term incentive plans, of which the terms are substantially the same between each of Brookfield Corporation and Brookfield Asset Management, in which NEOs of BEP participate. They are described below in more detail:

1.

Management Share Option Plans (the “MSOP”). The MSOP govern the granting to executives of options to purchase Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP are administered by the respective Brookfield board of directors. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. The Brookfield Compensation Committees have a specific written mandate to review and approve executive compensation and make recommendations for approval to the respective Brookfield board of directors with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Provider. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving Brookfield Renewable’s objectives. Consideration is also given to the number and value of previous option grants. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five business days preceding the effective grant date.

2.

Deferred Share Unit Plans (the “DSUP”). The DSUP provide for the issuance of deferred share units (“DSUs”), the value of which are equal to the value of the respective Brookfield Class A Shares. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a Cash Bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP are administered by the respective Brookfield Compensation Committee. DSUs are granted based on the value of the respective Brookfield Class A Shares at the time of the award (the “DSU Allotment Price”). In the case of DSUs acquired through the reinvestment of Cash Bonus awards, the DSU Allotment Price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield’s dividend reinvestment plans. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.

3.

Restricted Stock Plans. Brookfield’s restricted stock plans (the “Restricted Stock Plan”) and the escrowed stock plans (the “Escrowed Stock Plan”) were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted shares (“Restricted Shares” or “RS”) have the advantage of allowing executives to become Brookfield shareholders, receive dividends and to have full ownership of the shares after the restriction period ends. Restricted Shares vest over a period of up to five years, with the exception of Restricted Shares awarded in lieu of a Cash Bonus which vest immediately. Restricted Shares must be held until the vesting date (or in certain jurisdictions, until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the respective Brookfield Class A Shares in the form of cash, unless otherwise elected. The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares” or “ES”) of one or more private companies (each an “Escrowed Company”) to executives and other individuals designated by the respective Brookfield board of directors. Each Escrowed Company is capitalized with common shares and preferred shares issued to Brookfield. Each Escrowed Company uses its resources to directly and indirectly purchase Brookfield Class A Shares or common shares of Brookfield Asset Management ULC (“ULC Shares”). Dividends paid to each Escrowed Company on the Brookfield Class A Shares or ULC Shares acquired by the Escrowed Company are used to pay dividends on the preferred shares which are held by Brookfield. The respective Brookfield Class A Shares and ULC Shares acquired by an Escrowed Company are not voted. Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange Escrowed Shares for Brookfield Class A Shares issued from treasury no more than ten years from the award date. The value of the Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable Escrowed Company. The respective Brookfield Compensation Committee makes recommendations for approval by the respective Brookfield board of directors with respect to the proposed allocation of Escrowed Shares to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Provider.

Key Accomplishments

Listed below are key accomplishments that drove Brookfield Renewable’s business plan and influenced the Cash Bonus and long-term incentive awards received by each of the NEOs in 2024:

•

In December 2024, Brookfield Renewable, together with institutional partners, acquired an approximately 53% controlling stake in Neoen, a leading global renewable energy developer headquartered in France with 8 GW of operating and in construction renewable power and energy storage assets, as well as a 20 GW development pipeline, for proceeds of $3.4 billion (expected $269 million net to Brookfield Renewable). The purchase price implies a total acquisition price of approximately $6.4 billion on a 100% basis (expected $512 million net to Brookfield Renewable). Following the closing of a mandatory cash tender offer in March 2025, and the implementation of a squeeze-out procedure in April 2025, Brookfield Renewable, together with institutional partners, owns 100% of Neoen.

•

In December 2024, Brookfield Renewable, together with institutional partners, entered into a strategic partnership with a leading eFuels manufacturer, to invest up to $1.1 billion (approximately $220 million net to Brookfield Renewable), consisting of a $200 million upfront structured equity investment, including the construction of a production facility in West Texas, and an exclusive right to invest up to $850 million in future projects that meet certain investment criteria.

•

In December 2024, Brookfield Renewable, together with institutional partners, acquired a 12.45% interest in a portfolio of four operational offshore wind farms located in the U.K, with approximately 3.5 GW of operating capacity, for approximately $2.2 billion (approximately $565 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 3% interest.

•

In December 2024, Brookfield Renewable, together with institutional partners, completed the sale of a renewable platform with 682 MW of wind assets, 63 MW of solar assets and a 1.6 GW development pipeline in Portugal and Spain, for proceeds of approximately $741 million (approximately $430 million net to Brookfield Renewable).

For further information on our 2024 accomplishments, see Item 4.A “History and Development of the Company” of our Annual Report.

Performance Graph

	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Brookfield Renewable Partners L.P.	178.1	151.4	119.0	127.0	126.4
S&P / TSX Composite Index Total Return	105.6	132.2	124.6	139.3	169.5

The analysis above shows the performance of our LP Units on the TSX as compared to the S&P/TSX Composite Index Total Return for the past five years. The performance of the LP Units is one of the considerations, but not a direct factor, in the determination of compensation for NEOs.

Summary of Compensation

The NEOs are all employed by Brookfield and their services are provided to us pursuant to the Master Services Agreement. BEP is not responsible for determining or paying their compensation. The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs for the period from January 1, 2024 to December 31, 2024 and for the previous two years. Mr. Teskey is remunerated in British Pounds Sterling. Mr. Hartley, Mr. Deschâtelets and Ms. Mazin are remunerated in Canadian dollars. Mr. Davidson is remunerated in U.S. dollars. In order to provide for comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar and British Pound Sterling compensation amounts listed in the following table have been converted to U.S. dollars at the average exchange rates as reported by Bloomberg for 2024 of C$1.00 = U.S.$0.7300 and GBP1.00 = U.S.$1.2782, respectively, unless otherwise indicated.

Summary Compensation Table
		Annual Base Salary	Non-equity Incentive Plan Compensation				Escrowed Shares(c)	Options(d)	All Other Compensation(e)	Total Annual Compensation
			Annual Cash Bonus(a)	Deferred Share Units (DSUs)(a)	Restricted Shares(a)	Long-Term Incentive Plans(b)
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)	($)
Connor Teskey Chief Executive Officer of the Service Provider	2024	1,000,000	1,000,000	—	—	160,108	5,588,250	—	72,181	7,820,539
	2023	894,740	894,740	—	2,835,040	22,510	4,362,851	—	66,532	9,076,413
	2022	766,920	766,920	—	—	113,321	3,922,875	—	65,498	5,635,534
Wyatt Hartley Chief Financial Officer of the Service Provider	2024	474,500	474,500	—	—	—	—	876,667	30,187	1,855,854
	2023	438,000	438,000	—	—	—	—	533,646	29,363	1,439,009
	2022	383,250	383,250	—	—	—	—	547,372	27,856	1,341,728
Julian Deschâtelets Managing Partner, Renewable Power & Transition and Head of Capital Markets and Treasury of the Service Provider	2024	365,000	346,750	—	18,250	91,460	—	461,624	7,065	1,290,150
	2023	346,750	346,750	—	—	9,488	—	281,213	6,683	990,884
	2022	328,500	260,975	—	18,250	—	—	253,810	6,004	867,539
Jennifer Mazin Managing Partner, Renewable Power & Transition and General Counsel of the Service Provider	2024	492,750	492,750	—	—	1,276,372	—	745,305	30,187	3,037,364
	2023	474,500	474,500	—	—	—	—	486,037	29,801	1,464,838
	2022	419,750	419,750	—	—	—	—	493,236	28,289	1,361,025
F. Mitchell Davidson Chief Executive Officer, U.S. Operations	2024	750,000	1,500,000	—	—	364,565	—	—	37,566	2,652,130
	2023	725,000	725,000	—	—	—	—	500,427	37,168	1,987,595
	2022	675,000	675,000	—	—	—	—	558,748	33,037	1,941,785

(a)

Each NEO is awarded an annual incentive which the NEO can elect to receive in cash, DSUs or Restricted Shares. Mr. Deschâtelets elected to receive $18,250 of the annual incentive in Restricted Shares for 2024.

(b)

The amounts for 2024 include advance payments made to Mr. Teskey under the carried interest plans for Brookfield Capital Partners IV, to Mr. Deschâtelets for Brookfield Infrastructure Fund II, to Ms. Mazin for Brookfield Infrastructure Fund II and for Brookfield Infrastructure Fund III, and to Mr. Davidson for Brookfield Infrastructure Fund II. The amounts for 2023 include advance payments made to Mr. Teskey under the carried interest plans for Brookfield Capital Partners IV and to Mr. Deschâtelets for Brookfield Infrastructure Fund II. The amounts for 2022 include advance payments made to Mr. Teskey under the carried interest plans for Brookfield Capital Partners IV.

(c)	The amounts for the performance years 2022, 2023 and 2024 reflect the annual grants of Escrowed Shares.

The value awarded to Mr. Teskey under the Escrowed Stock Plan for annual grants dated February 16, 2023 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.6%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting period.

The value awarded to Mr. Teskey under the Escrowed Stock Plan for annual grants dated February 16, 2024 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 29.19%, a risk free rate of 4.23% and a dividend yield of 4.8%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting period.

The value awarded to Mr. Teskey under the Escrowed Stock Plan for annual grants dated February 24, 2025 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 29.91%, a risk free rate of 4.36% and a dividend yield of 3.7%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting period.

For additional disclosure, to provide for alignment with Brookfield Corporation (as majority shareholder of Brookfield Asset Management) consistent with other Brookfield Asset Management Named Executive Officers, Mr. Teskey also received an award of Brookfield Corporation Escrowed Shares granted by Brookfield Corporation on February 24, 2025. The Brookfield Corporation Escrowed Shares have a grant date fair value of $8,919,050 based on the grant date price of a BN Class A Share on the NYSE on February 24, 2025 of $60.28. The value of the Escrowed Shares is determined by the Brookfield Corporation board and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 31.32%, a risk free rate of 4.36% and a dividend yield of 0.8%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting period.

For additional disclosure, the following table shows the number of Escrowed Shares granted during fiscal year 2022 as a result of the adjustments made to outstanding equity-based awards of Brookfield Corporation (the “Arrangement Adjustments”) in connection with the spin-out of Brookfield Asset Management pursuant to a plan of arrangement completed on December 9, 2022.

Name	Brookfield Asset Management Escrowed Shares (#)	Grant Date Fair Value ($)
Connor Teskey	420,107	1,609,010

(d)	The amounts for the performance years 2022, 2023 and 2024 reflect annual grants of options and carried interest in a Brookfield fund managed plan.

The value awarded to Mr. Hartley, Mr. Deschâtelets, Ms. Mazin and Mr. Davidson under the MSOP for annual grants dated February 16, 2023 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.6%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting and mandatory hold period.

The value awarded to Mr. Hartley, Mr. Deschâtelets, Ms. Mazin and Mr. Davidson under the MSOP for annual grants dated February 16, 2024 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 29.19%, a risk free rate of 4.23% and a dividend yield of 4.8%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting and mandatory hold period.

The value awarded to Mr. Hartley, Mr. Deschâtelets, and Ms. Mazin under the MSOP for annual grants dated February 24, 2025 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 29.91%, a risk free rate of 4.36% and a dividend yield of 3.7%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting and mandatory hold period.

The amounts for Mr. Hartley, Mr. Deschâtelets, Ms. Mazin and Mr. Davidson also include values of carried interests awarded to them in 2022, 2023 and 2024, which were calculated based on an equivalent number of options using the discounted Black Scholes methodology relative to the option grants on February 16, 2023, February 16, 2024, and February 24, 2025, as applicable.

(e)	These amounts include annual retirement savings contributions and participation in the executive benefits program.

Incentive Plan Awards—Outstanding Option-Based Awards and Share-Based Awards

The following table shows the Brookfield Asset Management options, Restricted Shares, Escrowed Shares and DSUs outstanding as at December 31, 2024. These values do not include awards made to the NEOs in 2025 in respect of 2024.

			Brookfield Asset Management Share-Based Awards(a)
	Option Awards Vested and Unvested		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options	Market Value of Unexercised in-the-money Options(b)	Number of Unvested RS	Market Value of Unvested RS(c)	Market Value of Vested RS(c)	Number of Unvested ES	Market Value of Unvested ES (d)	Market Value of Vested ES(d)	Number of Unvested DSUs	Market Value of Unvested DSUs(e)	Market Value of Vested DSUs(e)
	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Connor Teskey	253,083	6,332,186	—	—	—	1,625,641	29,185,234	5,484,940	—	—	122,231
Wyatt Hartley	303,250	6,698,115	915	49,625	74,443	—	—	—	—	—	—
Julian Deschâtelets	36,175	703,967	20	1,111	107,604	—	—	—	—	—	—
Jennifer Mazin	237,412	7,938,249	—	—	283,415	—	—	—	—	—	38,094
F. Mitchell Davidson	83,024	1,963,646	—	—	—	—	—	—	—	—	—

(a)

All values are calculated using the closing price of a Brookfield Asset Management Class A Share on December 31, 2024 on the TSX and on the NYSE, as applicable according to the currency in which the awards were originally made. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 31, 2024 was U.S.$54.21 (C$77.96 converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2024 of C$1.00 = U.S.$0.6953) and U.S.$54.19 on the NYSE, as applicable.

(b)	The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 31, 2024 exceeded the exercise price of the options.
(c)

The market value is calculated as the number of Restricted Shares (which includes any Restricted Shares issued in connection with the Arrangement Adjustments) multiplied by the closing price of a Brookfield Asset Management Class A Share on December 31, 2024. The TSX or NYSE closing price on December 31, 2024 is used according to the currency in which the Restricted Shares were originally awarded.

(d)

The value of the Escrowed Shares is equal to the value of the Brookfield Asset Management Class A Shares and ULC Shares held by the applicable Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company. The values in this column include the Escrowed Shares granted in connection with the Arrangement Adjustments.

(e)

The market value is calculated as the number of DSUs (which includes the tracking DSUs issued in connection with the Arrangement Adjustments) multiplied by the closing price of a Brookfield Asset Management Class A Share on December 31, 2024. The TSX or NYSE closing price on December 31, 2024 is used according to the currency in which the DSUs were originally awarded.

Incentive Plan Awards—Outstanding Option-Based Awards

The following table shows the details of each Brookfield Asset Management option outstanding as at December 31, 2024. These values do not include awards made to the NEOs in 2025 in respect of 2024.

	Brookfield Asset Management Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(a) ($)
Connor Teskey	76,715	21.36	February 25, 2029	2,518,768
	151,368	32.75	February 24, 2030	3,245,103
	25,000	31.46	February 21, 2031	568,315
	253,083			6,332,186
Wyatt Hartley	5,700	17.81	February 16, 2027	207,359
	6,037	19.50	February 25, 2028	209,394
	6,862	21.36	February 25, 2029	225,299
	6,375	27.99	December 13, 2029	167,013
	3,356	32.75	February 24, 2030	71,948
	24,625	31.46	February 21, 2031	559,790
	3,441	41.24	February 17, 2032	44,559
	19,415	41.24	February 17, 2032	251,413
	4,236	35.13	February 15, 2033	80,745
	100,414	35.13	February 15, 2033	1,914,041
	3,699	40.07	February 15, 2034	52,236
	83,451	40.07	February 15, 2034	1,178,462
	267,611			4,962,257
Julian Deschâtelets	3,243	32.75	February 24, 2030	69,525
	4,243	31.46	February 21, 2031	96,454
	1,556	41.24	February 17, 2032	20,149
	12,331	35.13	February 15, 2033	235,047
	2,944	35.13	February 15, 2033	56,117
	3,519	40.07	February 15, 2034	49,694
	8,931	40.07	February 15, 2034	126,120
	36,767			653,107
Jennifer Mazin	1,706	14.77	February 22, 2026	67,249
	19,875	17.81	February 16, 2027	723,029
	12,937	19.50	February 25, 2028	448,721
	9,375	19.50	February 25, 2028	325,173
	5,381	21.36	February 25, 2029	176,673
	3,890	27.99	December 13, 2029	101,911
	3,337	31.46	February 21, 2031	75,859

	2,850	41.24	February 17, 2032	36,906
	7,144	35.13	February 15, 2033	136,175
	19,031	35.13	February 15, 2033	362,759
	3,699	40.07	February 15, 2034	52,236
	18,101	40.07	February 15, 2034	255,615
	107,326			2,762,306
F. Mitchell Davidson	7,340	21.36	February 25, 2029	240,993
	4,865	32.75	February 24, 2030	104,298
	4,925	31.46	February 21, 2031	111,958
	3,625	41.24	February 17, 2032	46,942
	30,525	35.13	February 15, 2033	581,852
	21,800	40.07	February 15, 2034	307,851
	73,080			1,393,894

(a)

The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 31, 2024 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Asset Management Class A Share on December 31, 2024 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 31, 2024 was U.S.$54.21 (C$77.96 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = U.S.$0.6953) and U.S.$54.19 on the NYSE, as applicable.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value of all Brookfield options, share-based awards, and non-equity plan compensation which vested or were earned during 2024.

	Value Vested During 2024 (a)				Non-equity incentive plan compensation – Value earned during the year
	Options (b)	DSUs (c)	Restricted Shares (d)	Escrowed Shares (e)
Named Executive Officer	($)	($)	($)	($)	($)
Connor Teskey	609,854	—	1,531,125	2,169,687	1,000,000
Wyatt Hartley	219,214	—	18,773	—	474,500
Julian Deschâtelets	31,525	—	6,031	—	346,750
Jennifer Mazin	68,224	—	—	—	492,750
F. Mitchell Davidson	82,134	—	—	—	1,500,000

(a)

All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average exchange rate for 2024 as reported by Bloomberg of C$1.00 = U.S.$0.7300. The value of the Escrowed Shares is equal to the value of the Brookfield Class A Shares and ULC Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

(b)	Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.
(c)	Values in this column represent the value of DSUs vested in 2024.
(d)	Values in this column represent the value of Restricted Shares vested in 2024.
(e)	Values in this column represent the value of Escrowed Shares vested in 2024.

Pension and Retirement Benefits

BEP’s NEOs do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. Mr. Teskey participates in the Brookfield Group Personal Pension Plan. He also participates in the Brookfield Pension Cash Allowance Scheme in place within Brookfield in the U.K. Under these combined schemes, participating employees contribute 1.5% of base salary to the pension scheme on a salary exchange basis. Participating employees also receive an employer pension contribution of 7.5% of base salary, converted and paid as a pension cash allowance.

The NEOs based in Canada receive an annual contribution from Brookfield to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the Canada Revenue Agency.

Mr. Davidson participates in a 401(k) savings plan. Through the 401(k)-company matching contribution program, participants will receive an amount equal to two times their contributions, up to a maximum of 2.5% of their eligible pay, subject to limits set by the Internal Revenue Service.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and Brookfield Renewable. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with Brookfield Renewable.

While the NEOs participate in Brookfield’s long-term incentive plans, Brookfield Renewable does not reimburse the Service Provider for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

The following table provides a summary of the termination provisions in Brookfield’s long-term incentive plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment.

Exceptions are approved by the chair of the respective Brookfield Compensation Committee or its board of directors, depending on the circumstances.

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares

Retirement (as determined at the discretion of Brookfield’s board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days(a) from the termination date, after which unexercised options are cancelled immediately.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.

Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.

Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(a) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.

(a)	Up to but not beyond the expiry date of the options.

Appendix A – Use of Certain Defined Terms

Unless otherwise specified in this Statement of Executive Compensation, when used herein the terms “we”, “us” and “our” refer to BEP and its controlled entities, including BRELP, the Holding Entities, BEPC, BRHC, their respective subsidiaries and the Operating Entities, each as defined below, individually or collectively, as applicable. All references to “$” and “U.S.$” are to U.S. dollars. Canadian dollars are identified as “C$”.

“Adjusted EBITDA” means revenues and other income less direct costs (including energy marketing costs), before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred unitholders, perpetual subordinated note holders and other typical non-recurring items. Our company includes realized disposition gains and losses on assets that we developed and/or we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures” in our Annual Report.

“Annual Report” means the annual report of BEP filed on Form 20-F for the year ended December 31, 2024, as may be amended from time to time.

“Arrangement Adjustments” has the meaning given to it in the section titled “Summary of Compensation” of this Statement of Executive Compensation.

“BEP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“BEPC” means, (i) prior to December 24, 2024, Brookfield Renewable Holdings Corporation (formerly Brookfield Renewable Corporation) and (ii) on or after December 24, 2024, Brookfield Renewable Corporation (formerly 1505127 B.C. Ltd.), in each case including any subsidiaries thereof.

“BN Class A Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“BRELP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“BRHC” means Brookfield Renewable Holdings Corporation.

“Brookfield” means Brookfield Corporation and its subsidiaries, or any one or more of them, as the context requires, other than entities within Brookfield Renewable and unless the context otherwise requires, includes Brookfield Asset Management.

“Brookfield Asset Management” means Brookfield Asset Management Ltd.

“Brookfield Asset Management Class A Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Brookfield Class A Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Brookfield Compensation Committee” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“Brookfield Corporation” means Brookfield Corporation.

“Brookfield Renewable” means BEP and its controlled entities, including BRELP, the Holding Entities, BEPC, BRHC, their respective subsidiaries and the Operating Entities, taken together, or any one or more of them, as the context requires.

“Cash Bonus” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“DSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSUP” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Company” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Shares” or “ES” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Stock Plan” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred shareholders, preferred unitholders, and perpetual subordinated noteholders, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and Item 5.A “Operating Results — PART 4 — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures” in our Annual Report.

“GW” means gigawatt.

“Holding Entities” means BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings (Bermuda) Limited and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of BRELP’s limited partnership agreement.

“LP Units” means the non-voting limited partnership units in the capital of BEP, other than the Preferred Units, including any LP Units issued pursuant to the Redemption-Exchange Mechanism or pursuant to the exchange of BEPC exchangeable shares.

“Managing General Partner” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Master Services Agreement” means the fifth amended and restated master services agreement, dated May 5, 2023, among Brookfield Corporation, BEP, BRELP, the Holding Entities, BRHC, the Service Provider and others, as amended from time to time.

“MSOP” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“MW” means megawatt.

“Named Executive Officers” or “NEOs” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“NYSE” means the New York Stock Exchange.

“Operating Entities” means the subsidiaries of the Holding Entities which, from time to time, directly or indirectly hold, or may in the future hold, assets or operations, including any assets or operations held through joint ventures, partnerships and consortium arrangements.

“Preferred Units” means the preferred limited partnership units in the capital of BEP.

“Redemption-Exchange Mechanism” means the mechanism by which Brookfield may request redemption of its limited partnership interests in BRELP in whole or in part in exchange for cash, subject to the right of Brookfield Renewable to acquire such interests (in lieu of such redemption) in exchange for LP Units.

“Restricted Shares” or “RS” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Restricted Stock Plan” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Service Provider” means Brookfield Global Renewable Energy Advisor Limited, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Private Capital (DIFC) Limited, Brookfield Canada Renewable Manager LP, Brookfield Renewable Energy Group LLC and includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.

“Statement of Executive Compensation” means this statement of executive compensation for the year ended December 31, 2024.

“TSX” means the Toronto Stock Exchange.

“ULC Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.